Abivax Presents First Quarter 2025 Financial Results

PARIS, France, June 2, 2025, 10:00 p.m. CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the inflammatory response in patients with chronic inflammatory diseases, announces today its key financial results for the quarter ended March 31, 2025.

Abivax provided the following updates on its business and operational goals in press releases published:
•On January 9, 2025 in a press release titled “Abivax Achieves Key Milestone in Phase 3 ABTECT Trial Enrollment”
•On January 23, 2025 in a press release titled “Abivax Announces Presentation of Seven Abstracts for Obefazimod in Ulcerative Colitis at 2025 European Crohn’s and Colitis Organization 20th Annual Congress”
•On January 28, 2025 in a press release titled “Abivax Publishes 2025 Financial Calendar”
•On February 21, 2025 in a press release titled “Abivax to Host Key Opinion Leader (KOL) Webcast on March 17, 2025”
•On March 24, 2025 in a press release titled “Abivax Announces Full Year 2024 Financial Results”
•On March 26, 2025 in a press release titled “Abivax Publishes Financial Reports with the French and U.S. Securities Regulatory Agencies”
•On April 22, 2025 in a press release titled “Abivax Announces Appointment of Dominik Höchli, MD to Board of Directors”
•On April 22, 2025 in a press release titled “Abivax Announces Annual General Meeting Details as Company Advances Toward Key 2025 Value-Driving Milestones”
•On April 29, 2025 in a press release titled “Abivax Announces Completion of Enrollment for the Phase 3 ABTECT Trials in Patients with Moderately to Severely Active Ulcerative Colitis”

First Quarter 2025 Financial Highlights (IFRS figures)
(Consolidated, unaudited results)

Income Statement	Three months ended March 31,		Change
in millions of euros	2025	2024
Total operating income	1.0	1.2	-0.2
Total operating expenses
of which Research and Development costs	(39.3)	(35.7)	(3.6)
of which Sales and Marketing costs	(0.9)	(2.0)	1.1
of which General and Administrative costs	(8.0)	(8.1)	0.1
Operating loss	(47.2)	(44.7)	(2.5)
Financial (loss) income	(5.2)	1.8	(7.0)
Net loss for the period	(52.4)	(42.9)	(9.5)

Balance Sheet	March 31, 2025	December 31, 2024	Change
in millions of euros

Net financial position	18.5	53.4	(34.9)
of which other current financial assets and other current receivables and assets*	26.3	23.2	2.6
of which available cash and cash equivalents	103.6	144.2	(40.6)
(of which financial liabilities)**	(111.4)	(114.0)	2.6

Total Assets	166.9	205.2	(38.3)

Total Shareholders’ Equity	(6.6)	40.6	(47.2)
* Excluding items of the liquidity contract (liquidity and own shares) and prepaid expenses
** Financial liabilities include borrowings, convertible loan notes, derivative instruments, royalty certificates and other financial liabilities

•Operating loss increased by EUR 2.5M to EUR -47.2M for the three months ended March 31, 2025 compared to EUR -44.7M for the three months ended March 31, 2024. Operating income, consisting predominantly of Research Tax Credits and Subsidies, decreased by EUR 0.2M to EUR 1.0M for the three months ended March 31, 2025 compared to EUR 1.2M for the three months ended March 31, 2024. The increase in operating loss was driven by operating expenses as described further below.

•Research and development (R&D) expenses increased by EUR 3.6M to EUR -39.3M in the first quarter of 2025 compared to EUR -35.7M in the same period in 2024. This increase was predominantly driven by expenses related to:
◦A EUR 3.0M, or 736% increase related to our Crohn’s Disease (CD) clinical program, driven by the progression of Phase 2b clinical trials for obefazimod in CD;
◦A EUR 2.7M, or 78%, increase in transversal activities related to the overall expansion of the R&D headcount to support our organizational growth and the issuance of new equity awards to officers and employees in R&D; and
◦Partially offset by a decrease of EUR 1.3M, or -4%, related to our Ulcerative Colitis (UC) clinical program as our Phase 3 clinical trials reached full enrollment.

•Sales and marketing (S&M) expenses decreased to EUR -0.9M for the three-month period ended March 31, 2025 compared to EUR -2.0M for the same period in 2024. The decrease was predominantly driven by a reduction in non-critical expenses to manage our cash expense.

•General and administrative (G&A) expenses decreased to EUR -8.0M for the first quarter of 2025 compared to EUR -8.1M for the first quarter of 2024. This decrease was primarily due to:
◦A decrease in personnel costs of EUR 0.6M, resulting from the expense recognition pattern of equity awards granted to certain of our officers and employees, many of which were issued in connection with our U.S. initial public offering and listing on Nasdaq in October 2023;

◦Offset by EUR 0.4M increase related to legal and professional fees and other costs associated with operating as a dual-listed public company.

•For the three-months ended March 31, 2025, our EUR -5.2M net financial loss was driven primarily by the following items:
◦Interest expenses of EUR -3.5M in relation to borrowings and loans;
◦Non-cash expense of EUR -1.0M in relation in relation to our royalty certificates; and
◦Foreign Exchange losses of EUR -1.0M;
◦Mostly offset by interest income of EUR 0.9M in relation to the invested proceeds from our U.S. initial public offering and listing on Nasdaq.

•Cash position as of March 31, 2025 was EUR 103.6M compared to EUR 144.2M as of December 31, 2024. The decrease was due to EUR -33.3M used in operating activities and EUR -7.8M related to principal and interest paid on our debt facilities. This decrease was partially offset by EUR 1.0M of interest received on cash.

Based on the currently available funds and operating assumptions, Abivax expects to be able to finance its operating cash flow requirements into the fourth quarter of 2025.

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About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @ABIVAX.

Contacts:
Abivax Investor Relations
Patrick Malloy
patrick.malloy@abivax.com
+1 847 987 4878

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “expect,” “forward,” “future,” “potential,” “plan,” “project,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax's drug candidates, Abivax’s cash runway, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 24, 2025 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates. and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.